June 17, 2005

Mail Stop 0610

Barry Bennett
Chief Executive Officer
Advanced ID Corporation
6143-4 Street SE, Suite 14
Calgary, Alberta
Canada T2H 2H9

      Re:	Advanced ID Corporation
		Amended Preliminary Proxy Statement on Schedule 14A
      Filed June 14, 2005
      File No. 0-24965

Dear Mr. Bennett:

	This is to advise you that we have reviewed only the narrative portions of the above filing and have not conducted an accounting review of any of your company`s financial statements. We have the following comments on your filing. We anticipate at this time that no further review of your proxy statement will be made other than a review of your responses to these comments. Note that we may have further comments on these issues. All persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all required information has been included.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Discussion of Proposals by the Board

Proposal 1:  Election of Directors

1. We note your response to comment 4. We also understand from our recent telephone conversations with counsel that cumulative voting is required under the South Dakota Constitution. Accordingly, please revise to provide appropriate disclosure regarding the nature, procedures for exercise, and effect of those cumulative voting rights. In addition, if shareholders of the Nevada corporation will not have cumulative voting rights, please include appropriate disclosure.

*  *  *  *

      As appropriate, please revise your proxy statement in response to these comments and to update your disclosure. As required by Rule
14a-6(h), please provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments.

      Please contact the undersigned at (202) 551-3607 with any questions.
Sincerely,



David Ritenour
Special Counsel

cc (via fax):	Jody Walker, Esq.
      (fax: 303-220-9902)
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Advanced ID Corporation
June 17, 2005
Page 1